

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

January 9, 2017

Via E-mail
Mr. Frank V. Saracino
Chief Financial Officer and Treasurer
NorthStar/RXR New York Metro Real Estate, Inc.
399 Park Avenue, 18th Floor
New York, NY 10022

> **Re:** **NorthStar/RXR New York Metro Real Estate, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 9, 2016**
> **File No. 333-200617**

Dear Mr. Saracino:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Accountant
Office of Real Estate and
Commodities